Vic Devlaeminck
ATTORNEY - CPA

Licensed in
Oregon & Washington

10013 N.E. Hazel Dell Avenue
Suite 317
Vancouver, WA 98685

Telephone: (503) 806-3533

Email:vic@vicdevlaeminck.com

November 12, 2021

Mr. Dpnald Field
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

RE: Streamline USA, Inc.
Offering Statement on Form 1-A

Dear Mr. Field:

In response to your letter of November 9, 2021, please be advised of the completion of the items noted, specifically:

As to item 1.: we made the correction to the cover page;

As to item 2.: we added the financials and auditor's report to the end of the Second Amended Preliminary Offering Circular, as you instructed;

As to item 3.: we uploaded the contract as a separate exhibit;

As to item 4.: we placed the company address and phone number at the top of the cover;

As to item 5.: we added the cross references of the risk factors onto the cover page, as you instructed;

As to item 6.: we clarified and changed the dilutions section to address your concerns;

As to item 7.: we added significant detail concerning the company's business and operations, as you instructed.

Company officials believe that they have been responsive to the items as contained in your letter, and have made no objections to any of same.

As stated in the document, company officials request qualification of the offering.

Should any further information or clarification be needed, please do not hesitate to contact me.

Sincerely,

Vic Devlaeminck

Vic Devlaeminck
VD/wp